SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                            ____________________

                               SCHEDULE 13D/A

                              (Amendment No. 1)

                  Under the Securities Exchange Act of 1934


                            Intercell Corporation
                              (Name of Issuer)

                                Common Stock
                       (Title of Class of Securities)

                                 4584 41300
                               (CUSIP Number)

                             Richard J. Emmerich
                       Global Capital Management, Inc.
                             601 Carlson Parkway
                                  Suite 200
                         Minnetonka, Minnesota 55305
                               (612) 476-7200
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              December 30, 1998
           (Date of Event Which Requires Filing of this Statement)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].



                       (continued on following pages)





   CUSIP No. 4584 41300               Schedule 13D/A (Amendment No. 1)

   1) Name of Reporting Persons/S.S. or I.R.S. Identification Nos. of Above Persons
             Global Capital Management, Inc./FEIN 41-1625323

   2)   Check the Appropriate Box if a Member of a Group  (a) [  ]
                                                          (b) [  ]

   3)   SEC Use Only

   4)   Source of Funds
             WC

   5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
             [  ]

   6)   Citizenship or Place of Organization
             Delaware

   Number of Shares Beneficially Owned by Each Reporting Person with:

        (7)  Sole Voting Power
             2,628,431 as of December 30, 1998
             1,948,431 as of February 18, 1999

        (8)  Shared Voting Power
             0

        (9)  Sole Dispositive Power
             2,628,431 as of December 30, 1998
             1,948,431 as of February 18, 1999

        (10) Shared Dispositive Power
             0

   11) Aggregate Amount Beneficially Owned by Each Reporting Person 2,628,431 as of December 30, 1998
             1,948,431 as of February 18, 1999

   12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain
        Shares  [  ]

   13)  Percent of Class Represented by Amount in Row (11)
             6.7% as of December 30, 1998
             4.9% as of February 18, 1999

   14)  Type of Reporting Person
             CO



                              Page 2 of 6 Pages





                               SCHEDULE 13D/A
                              (Amendment No. 1)

        This Amendment No. 1 to the Statement on Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder. This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the "Schedule 13D") relating to the common stock, no par value ("Common Stock"), of Intercell Corporation, a Colorado corporation (the "Issuer"), previously filed by Global Capital Management, Inc., a Delaware corporation ("Global"). Capitalized terms used and not defined herein shall have the meanings set forth in the Schedule 13D. Except as amended herein, the Schedule 13D previously filed remains unchanged.

   Item 5.  Interest in Securities of the Issuer.

        Item 5(a) is amended by adding the following:

        (a)  Without modifying the description set forth in this Item
             5(a):

             (1) As of December 30, 1998, Global was the beneficial owner of an aggregate of 2,628,431 shares of Common Stock of the Issuer (consisting of 2,490,116 shares of Common Stock and 138,315 shares of Common Stock underlying the Warrants). Based upon the Issuer's Form 10-QSB for the quarter ended June 30, 1998, the Issuer had 39,064,533 shares of Common Stock outstanding as of November 16, 1998. Based upon that number of shares and treating as also being outstanding the shares of Common Stock underlying the Warrants, Global would be deemed as of December 30, 1998 to be the beneficial owner of 6.7% of the Issuer's outstanding Common Stock.

             (2) As of the date hereof, Global is the beneficial owner of an aggregate of 1,948,431 shares of Common Stock of the Issuer (consisting of 1,810,116 shares of Common Stock and 138,315 shares of Common Stock underlying the Warrants). Based upon the Issuer's Form 10-QSB for the quarter ended June 30, 1998, the Issuer had 39,064,533 shares of Common Stock outstanding as of November 16, 1998. Based upon that number of shares and treating as also being outstanding the shares of Common Stock underlying the Warrants, Global would be deemed as of the date hereof to be the beneficial owner of 4.9% of the Issuer's outstanding Common Stock.

        Item 5(c) is amended by adding the following:

        (c) Schedule A describes each transaction in Common Stock effected by the Investors during the sixty (60) days prior

                              Page 3 of 6 Pages





             to (and including) December 30, 1998 and February 18, 1999. All such transactions were executed on the OTC Bulletin Board system.

        Item 5(e) is amended to read as follows:

        (e) Global ceased to be the beneficial owner of more than five percent of the Issuer's Common Stock as of February 18, 1999.












































                              Page 4 of 6 Pages





                                  SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:  February 24, 1999          GLOBAL CAPITAL MANAGEMENT, INC.


                                     By: /s/ John D. Brandenborg
                                         ------------------------------
                                         Name:  John D. Brandenborg
                                         Title: President







































                              Page 5 of 6 Pages





                                 SCHEDULE A


   Transaction Date        Transacting Party          Transaction          Quantity         Price
   ----------------        -----------------          -----------          --------         -----

      12/30/98             Global Bermuda L.P.             Sell              100,000         $.012

       1/19/99             Global Bermuda L.P.             Sell               30,000         $.012

       1/20/99             Global Bermuda L.P.             Sell               30,000         $.0125

       1/21/99             Global Bermuda L.P.             Sell              160,000         $.01343

       1/27/99             Global Bermuda L.P.             Sell               20,000         $.015

        2/1/99             Global Bermuda L.P.             Sell              100,000         $.02

        2/2/99             Global Bermuda L.P.             Sell               10,000         $.02

        2/3/99             Global Bermuda L.P.             Sell               20,000         $.02

        2/4/99             Global Bermuda L.P.             Sell               10,000         $.02

        2/5/99             Global Bermuda L.P.             Sell               70,000         $.02

        2/8/99             Global Bermuda L.P.             Sell               35,000         $.055

        2/9/99             Global Bermuda L.P.             Sell               40,000         $.041

       2/12/99             Global Bermuda L.P.             Sell               25,000         $.032

       2/16/99             Global Bermuda L.P.             Sell               80,000         $.031

       2/18/99             Global Bermuda L.P.             Sell               50,000         $.021






















                              Page 6 of 6 Pages